EXHIBIT (12)

Computation of Ratio of Earnings to Fixed Charges

The Boeing Company and Subsidiaries

(Dollars in millions)

	Three months ended March 31, 2012	Years ended December 31,
		2011	2010	2009	2008	2007
Earnings before federal taxes on income	$1,463	$5,393	$4,507	$1,731	$3,995	$6,118
Fixed charges excluding capitalized interest	160	677	726	564	492	557
Amortization of previously capitalized interest	18	64	60	61	50	58
Net adjustment for earnings from affiliates	3	(38)	(11)	(10)	(10)	(28)

Earnings available for fixed charges	$1,644	$6,096	$5,282	$2,346	$4,527	$6,705

Fixed charges:
Interest and debt expense (1)	$147	$626	$676	$514	$425	$491
Interest capitalized during the period	19	57	48	90	99	117
Rentals deemed representative of an interest factor	13	51	50	50	67	66

Total fixed charges	$179	$734	$774	$654	$591	$674

Ratio of earnings to fixed charges	9.2	8.3	6.8	3.6	7.7	9.9

(1)	Amount does not include tax-related interest expense which is reported as a component of Income tax expense in our Condensed Consolidated Statements of Comprehensive Income.